March 15, 2019

Brent Willson
President and Chief Executive Officer
NeoVolta Inc.
7660-H Fay Avenue #359
La Jolla, CA 92037

       Re: NeoVolta Inc.
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed March 11, 2019
           File No. 024-10942

Dear Mr. Willson:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A Amended March 11, 2019

Exhibits

1. The assumptions in (e) in the last paragraph on page 1, the second paragraph on page 2 and (vi) in the third paragraph on page 2 appear inappropriate. Please file a revised opinion. Also, if the reference to "the State of Nevada" on page 3 relates to the law of that state, please revise accordingly.
 Brent Willson
NeoVolta Inc.
March 15, 2019
Page 2

       You may contact Eric Atallah at 202-551-3663 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior Attorney, at
202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameBrent Willson
                                                          Division of
Corporation Finance
Comapany NameNeoVolta Inc.
                                                          Office of Electronics
and Machinery
March 15, 2019 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName